Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148186

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated December 19, 2007)

POWERWAVE TECHNOLOGIES, INC.

$150,000,000

3.875% Convertible Subordinated Notes Due 2027 and

17,221,590 Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements information contained in that certain prospectus dated December 19, 2007 of Powerwave Technologies, Inc. (the “Company”), relating to the offer and sale from time to time of up to $150,000,000 of the Company’s 3.875% Convertible Subordinated Notes due 2027, or the notes, and 17,221,590 shares of the Company’s outstanding Common Stock that are issuable upon conversion of the notes, which are held by certain securityholders named in the prospectus under the section entitled “Selling Securityholders”. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The following table amends and supplements the information set forth in the prospectus under the section entitled “Selling Securityholders” with respect to the selling securityholders named below and the respective notes and shares of Common Stock beneficially owned by such selling securityholders that may be offered pursuant to the prospectus:

		Number of Shares of Common Stock
Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Beneficially Owned (1)(2)	Offered Hereby (1)
Alpine Associates (3)	$7,083,000	813,203	813,203
Alpine Associates II, L.P.	$686,000	78,760	78,760
Alpine Partners, L.P. (3)	$1,097,000	125,947	125,947
Aristeia International Limited (5)	$17,396,000	1,997,245	1,997,245
Aristeia Partners LP	$604,000	69,346	69,346
CC Arbitrage, Ltd. (4)	$1,000,000	114,811	114,811
Good Steward Trading Co, SPC, Class F	$134,000	15,385	15,385
HFR CA Select Master Trust Fund	$800,000	91,848	91,848
Institutional Benchmarks Series (Master Feeder) Ltd.	$2,100,000	241,102	241,102
Zazove Convertible Arbitrage Fund, L.P.	$5,700,000	654,420	654,420
Zazove Hedged Convertible Fund, L.P.	$4,200,000	482,205	482,205

(1)	Includes shares of Common Stock issuable upon conversion of Notes, assuming conversion of all the named selling securityholder’s Notes at the initial conversion rate of 114.8106 shares of Common Stock per $1,000 principal amount at maturity of the Notes. This conversion rate is subject to adjustment, however, as described under “Description of Notes – Conversion Rights – Adjustments to Conversion Rate.” As a result, the number of shares of Common Stock issuable upon conversion of the Notes beneficially owned and offered by the named selling securityholder may increase or decrease in the future.

(2)	In addition to shares of Common Stock issuable upon conversion of the Notes as described in footnote (1), also includes shares of Common Stock identified to us by the selling securityholder as owned by it.

(3)	The selling securityholder is a broker-dealer.

(4)	The selling securityholder is an affiliate of a broker-dealer.

(5)	The selling securityholder beneficially owns 1.524% of our outstanding Common Stock.

The date of this prospectus supplement is January 9, 2008.